EXHIBIT 35
CERTIFICATE OF COMPLIANCE

I, K. Michael Davis, hereby certify that I am the duly elected and acting Vice President, Accounting and Chief Accounting Officer of Florida Power & Light Company, as servicer (Servicer) under the Storm-Recovery Property Servicing Agreement, dated as of May 22, 2007 (Servicing Agreement), between the Servicer and FPL Recovery Funding LLC, and further certify on behalf of the Servicer that:

1. A review of the activities of the Servicer and of its performance under the Servicing Agreement during the fiscal year ended December 31, 2007 has been made under my supervision; and

2.  To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations in all material respects under the Servicing Agreement throughout the fiscal year ended December 31, 2007.

Date: March 13, 2008

K. MICHAEL DAVIS

K. Michael Davis Vice President, Accounting and Chief Accounting Officer of Florida Power & Light Company, as Servicer